BD 3/5

13-5

RECEIVED
FEB 28 2003
207
SEC MAIL PROCESSING SECTION
WASH. D.C.

SECURITIES AND EXCHANGE COMMISSION

03013352

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SEC FILE NUMBER
8- 51905

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PENN FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
261 OLD YORK ROAD - SUITE #633
(No. and Street)

JENKINTOWN	PA	19046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC LAUCIUS (215) 886-4100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
COHEN, ENGEL & CO., INC.
(Name — *if individual, state last, first, middle name*)

THE PAVILION - SUITE #615	JENKINTOWN,	PA	19046
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

h 3/13

OATH OR AFFIRMATION

I, ERIC LAUCIUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENN FINANCIAL GROUP, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL
ARLENE CAPLIN, Notary Public
Jenkintown Boro., Montgomery County
My Commission Expires Jan. 31, 2005

Arlene Caplin
Notary Public

Signature

PRESIDENT
Title

Sworn to and subscribed before me this 27th day of February 2003.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENN FINANCIAL GROUP, INC.

Jenkintown, Pennsylvania

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

COHEN, ENGEL & CO., INC.
Certified Public Accountants

PENN FINANCIAL GROUP, INC.
DECEMBER 31, 2002

CONTENTS

COHEN, ENGEL & CO., INC.
Certified Public Accountants

FRED S. COHEN
ELI ENGEL

GERALD L. ALBERT
RICHARD FINESTONE
DAVID S. GRABEL
PAMELA HAWES

THE PAVILION - SUITE 615
261 OLD YORK ROAD
JENKINTOWN, PENNSYLVANIA 19046

215 886-1150
FAX 215 886-7221

INDEPENDENT AUDITORS' REPORT

Board of Directors
Penn Financial Group, Inc.
Jenkintown, Pennsylvania

We have audited the accompanying balance sheets of Penn Financial Group, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penn Financial Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered a significant loss from operations in 2002 that raises a substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit of the basic financial statements was conducted primarily to form an opinion on such financial statements taken as a whole. The computation of net capital on Page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been selected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Cohen, Engel & Co., Inc.

Jenkintown, Pennsylvania
February 12, 2003

PENN FINANCIAL GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Current assets:		
Cash	$ 73,025	$118,088
Commissions receivable	232	12,268
Available–for-sale–Securities – Note 3	12	20
Sundry receivable	1,882	60
Note receivable – shareholder – Note 4	8,000	20,000
Total current assets	83,151	150,436
Furniture and equipment at cost, less accumulated depreciation of $3,822	-	-
Other assets:		
Deposit on trading account	35,000	35,000
Organization costs less accumulated amortization of $563 in 2002 and $413 in 2001	187	337
Total other assets	35,187	35,337
Total assets	$118,338	$185,773
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 15,000	$ 6,648
Shareholder's equity:		
Common stock – no par value; 60 shares authorized, Issued and outstanding	600	600
Additional paid in capital	399,400	399,400
Accumulated deficit	(129,715)	(53,936)
Accumulated other comprehensive losses	(166,947)	(166,939)
Total shareholder's equity	103,338	179,125
Total liabilities and shareholder's equity	$118,338	$185,773

The accompanying notes are an integral part of
these financial statements.

PENN FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions earned	$244,459	$234,353
Less: Clearinghouse charges	51,322	25,414
Net revenues	193,137	208,939
Operating expenses:		
Salaries – officer	59,312	60,000
- office	44,987	57,370
Payroll taxes	8,952	9,975
Employee benefits	6,238	-
Rent	25,397	21,938
Telephone	7,812	6,495
Computer expenses	23,084	5,378
Office expenses	7,470	8,152
Professional fees	53,713	12,960
Information expenses	17,160	19,696
Registration expenses	5,138	2,324
Postage and mailing	3,867	4,643
Security expense	709	1,002
Dues and subscriptions	920	1,072
Insurance	1,051	883
Sundry taxes	1,099	1,239
Interest	-	715
Depreciation and amortization	150	150
Miscellaneous	2,505	2,935
Total operating expenses	269,564	216,927
Loss before other income and losses	(76,427)	(7,988)
Other income and losses:		
Gains on sales of Securities	-	52,314
Interest and dividend income	648	2,249
Other income	648	54,563
Net (loss) income	(75,779)	46,575
Other comprehensive losses:		
Unrealized losses on Securities – Note 2(c)	(8)	(732)
Comprehensive (loss) income	$ (75,787)	$ 45,843

The accompanying notes are an integral part
of these financial statements.

PENN FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2002

	Accumulated Deficit	Accumulated Comprehensive Losses
Balance, January 1, 2002	$ (53,936)	$(166,939)
Net loss	(75,779)	-
Unrealized losses on securities	-	(8)
Balance, December 31, 2002	$(129,715)	$(166,947)

Year Ended December 31, 2001

	Accumulated Deficit	Accumulated Comprehensive Losses
Balance, January 1, 2001	$(100,511)	$(166,207)
Net income	46,575	
Unrealized losses on securities	-	(732)
Balance, December 31, 2001	$ (53,936)	$(166,939)

The accompanying notes are an integral part
of these financial statements.

PENN FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net (loss) income	$ (75,779)	$ 46,575
Operating items not requiring cash:		
Amortization and depreciation	150	150
Changes in assets and liabilities:		
Commissions receivable	12,036	(4,967)
Sundry receivable	(1,882)	-
Refundable local taxes	60	(60)
Refundable Federal income taxes	-	2,824
Accounts payable	8,352	(37)
Net cash (used in) provided by operating activities	(57,063)	44,485
Cash flows from financing activities:		
Repayment - loans to shareholder	12,000	-
Net cash provided by financing activities	12,000	-
Net (decrease) increase in cash	(45,063)	44,485
Cash, beginning of period	118,088	73,603
Cash, end of period	$ 73,025	$ 118,088
Supplemental Disclosures:		
Interest paid	$ -	$ 715

The accompanying notes are an integral part
of these financial statements.

PENN FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION OF THE COMPANY

The Company was incorporated on January 22, 1999 in the Commonwealth of Pennsylvania under the name of Penn Investment Holdings, Inc. On July 28, 1999 the Company changed its name to Penn Financial Group, Inc. and subsequently registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is required to maintain a minimum net capital of $5,000 under the NASD regulations.

Basis of Presentation: On November 15, 1999, the Company became a member of NASD and as a result had to reflect its operations from that date to December 31, 2000.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

(a) Furniture and Equipment: Furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods for book and income tax purposes.

(b) Available-For-Sale-Securities: The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in operations.

(c) Comprehensive Loss: The Company adopted SFAS No. 130, reporting comprehensive loss. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in income. Certain changes in assets and liabilities, however, such as unrealized losses on available-for-sale securities, are reported as a direct adjustment to the equity section of the balance sheet. Such items, along with net loss, are considered components of comprehensive loss under the new standard.

(d) Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – AVAILABLE-FOR-SALE-SECURITIES

The available-for-sale securities consist of 4,000 shares of E Toys, Inc.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has a note receivable outstanding from the officer and shareholder of the Company for $8,000 as of December 31, 2002. The note bears interest at 7% per annum and is due on July 15, 2003.

PENN FINANCIAL GROUP, INC.
SCHEDULES OF NET CAPITAL
DECEMBER 31, 2002 AND 2001

	2002	2001
Total shareholders' equity	$103,338	$179,125
Non-allowable assets, deductions and/or charges:		
Sundry receivable	1,882	-
Note receivable	8,000	20,000
Organization costs	187	337
Refundable local taxes	-	60
Total	10,069	20,397
Net capital before haircuts on securities positions	93,269	158,728
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Money market accounts	1,332	1,902
Equities	2	3
Total haircuts	1,334	1,905
Net capital	$ 91,935	$156,823
Aggregate indebtedness	$ 15,000	$ 6,648
Computation of basic capital requirement:		
Minimum net capital requirement	$ 1,000	$ 443
Minimum dollar requirement	100,000	5,000
Net capital requirement (the greater of the above amounts)	$100,000	$ 5,000

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2002.

COHEN, ENGEL & CO., INC.

Certified Public Accountants

FRED S. COHEN
ELI ENGEL

GERALD L. ALBERT
RICHARD FINESTONE
DAVID S. GRABEL
PAMELA HAWES

THE PAVILION - SUITE 615
261 OLD YORK ROAD
JENKINTOWN, PENNSYLVANIA 19046

215 886-1150
FAX 215 886-7221

Independent Auditors' Report on

Internal Controls Required by SEC Rule 17a-5

To the Board of Directors of
Penn Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Penn Financial Group, Inc. for the year ended December 31, 2002 we considered its internal control, including control activities for safe guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Cohen, Engel & Co., Inc.

Jenkintown, Pennsylvania
February 12, 2003

COHEN, ENGEL & CO., INC.
Certified Public Accountants

FRED S. COHEN
ELI ENGEL

GERALD L. ALBERT
RICHARD FINESTONE
DAVID S. GRABEL
PAMELA HAWES

THE PAVILION - SUITE 615
261 OLD YORK ROAD
JENKINTOWN, PENNSYLVANIA 19046

215 886-1150
FAX 215 886-7221

Independent Auditors' Report on

Rule 15c3-3

Computation for 15c3-3 is not necessary for Penn Financial Group, Inc. The company qualifies under the exemptive provision of Rule 15c3-3, qualifying section that applies is (k)(2)(ii).

Cohen, Engel & Co., Inc.

Jenkintown, Pennsylvania
February 12, 2003